UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Nexus BioPharma, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

65341U104
(CUSIP Number)

June 9, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      .  Rule 13d-1(b)

  X .  Rule 13d-1(c)

      .  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65341U104	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Albert Einstein College of Medicine, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) . (b) .
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,333,647
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,333,647
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,333,647
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) .
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%*
12.	TYPE OF REPORTING PERSON (see instructions) CO
* Percentage calculated based on 64,300,000 shares of Common Stock outstanding, as reported by the Issuer on its Form 8-K/A filed with the Securities and Exchange Commission on June 16, 2016.

CUSIP No. 65341U104	13G

Item 1.

(a)	Name of Issuer Nexus BioPharma, Inc.

(b)	Address of Issuer’s Principal Executive Offices 8 Hillside Ave., Suite 108 Montclair, NJ 07042

Item 2.

(a)	Name of Person Filing Albert Einstein College of Medicine, Inc.

(b)	Address of the Principal Office or, if none, residence 1300 Morris Park Avenue Bronx, NY 10461

(c)	Citizenship New York, United States

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 65341U104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	.	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	.	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	.	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	.	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	.	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	.	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	.	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	.	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	.	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	.	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 65341U104	13G

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Albert Einstein College of Medicine, Inc. is the record owner of 8,333,647 shares of Common Stock as of June 9, 2016.  Albert Einstein College of Medicine, Inc., a New York not-for-profit corporation, is a private, non-profit medical school.  Jed M. Shivers, in his capacity as Associate Dean for Finance and Administration of Albert Einstein College of Medicine, Inc., has voting and dispositive power over the shares held by the Reporting Person.  Mr. Shivers disclaims beneficial ownership of the shares.

(b)	Percent of class:

13.0%.  The percentage is calculated based on 64,300,000 shares of Common Stock outstanding, as reported by the Issuer on its Form 8-K/A filed with the Securities and Exchange Commission on June 16, 2016.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 8,333,647

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 8,333,647

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following           ..

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 20, 2016

ALBERT EINSTEIN COLLEGE OF MEDICINE, INC.

	By:	/s/ Jed M. Shivers
Name: Jed M. Shivers
Title: Associate Dean for Finance and Administration